EXHIBIT 99.1

GOLD STANDARD VENTURES REPORTS OPENING UP NEW TARGETS
AT DARK STAR, DIXIE AND JASPEROID WASH AT RAILROAD PROJECT
JW17-01 intersects 103.7m of 0.56 g Au/t oxide at the Jasperoid Wash target

October 5, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE AMERICAN:GSV) (“Gold Standard” or the “Company”) today announced that results from 24 exploration holes have confirmed three high potential targets for resource expansion on its 100%-owned/controlled Railroad Project in Nevada’s Carlin Trend. Gold Standard’s 2017 US$15.5 million exploration program includes up to 48,800 m of reverse-circulation (RC) and core drilling in 117 holes (see February 2, 2017 news release).

The 24 initial holes drilled in this year’s program were located to validate key prospective targets for further drilling this year.  Please click the following link to view Dark Star, Dixie and Jasperoid Wash drilling maps: https://goldstandardv.com/lp/darkstar-dixie-jasperoid-drill-maps/ .

The 2017 drilling continues to establish the Pennsylvanian-Permian age carbonate rocks as an important gold host on the Carlin Trend.  Regionally, this highly prospective carbonate host section intersects the Carlin Trend in the southern portion of Gold Standard’s Railroad property.  The gold mineralization at Dark Star, Dixie and Jasperoid Wash targets occurs in these favorable carbonate rocks.

Jonathan Awde, CEO and Director of Gold Standard commented: “These first 24 holes lay the groundwork for the next stage of exploration success at Railroad. At Dixie and Jasperoid Wash, the early results are highly reminiscent of our success at Dark Star, but with the advantage of having already unraveled many of the structural characteristics that account for better grades at Railroad. We are confident that these targets can open up into important discoveries and we are now mobilizing additional drill rigs to pursue them more aggressively. We are also confident that this year’s drilling will provide further evidence that the Dark Star and Pinion deposits merge into one larger deposit.”

Key Highlights

•
In the east-central portion of Dark Star, DS17-14 intersected multiple zones of oxidized gold mineralization including 25.9m of 0.88 g Au/t.  This intercept expands the Dark Star gold zone 140 meters to the east beyond the current resource block model.

•
To the west of Dark Star, DS17-06 intersected 25.9m of 1.51 g Au/t approximately 70 meters west of the existing Dark Star block model.  DS17-06 and DS17-14 confirm the openness and expansion potential of Dark Star.

•
Also at Dark Star, core holes DS17-05, DS17-07 and DS17-09 returned 22.7m of 0.54 g Au/t, 41.2m of 0.56 g Au/t and 47.6m of 0.67 g Au/t respectively.  These holes were designed to enhance and upgrade the geological understanding of wide-spaced, historic RC drill holes; to provide material for metallurgical samples within the current block model; and confirm tenor and grade of the block model at these locations.

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At the Dixie target, Gold Standard completed its first six holes into this target within the north-striking Dark Star Corridor.  Core hole DX17-01 intersected multiple zones of gold mineralization including 25.9m of 0.76 g Au/t in altered Penn-Perm calcarenite and debris flow conglomerate similar to the Dark Star deposit approximately 3.5km to the north.  The core hole was instrumental in verifying the Penn-Perm carbonate rocks as the host section at Dixie.  Also at Dixie, RC holes DX17-03 and DX17-06 intersected 45.7m of 0.75 g Au/t and 44.2m of 0.48 g Au/t.  These intercepts are reminiscent of early drilling completed by Gold Standard at Dark Star.

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At the new Jasperoid Wash target, which is located approximately 6 km south of the Pinion deposit, core hole JW17-01 intersected 103.7m of 0.56 g Au/t including a higher-grade zone of 30.5m of 0.93 g Au/t in pervasively oxidized and altered debris flow conglomerate in the favorable Pennsylvanian-Permian host section.  The gold intercept is shallow, starting approximately 20m below the current topographic surface.  This core hole twinned JW-9007, a 1990 Westmont reverse-circulation drill hole that intersected 117.4m of 0.51 g Au/t as described in a 1990 Westmont report.  JW17-01 confirmed and upgraded the results in JW-9007, and secondly, confirmed that Pennsylvanian-Permian debris flow conglomerate – the same host as the Dark Star deposit – also hosts the gold mineralization at Jasperoid Wash.

•
Gold Standard is expanding the drill rig count from 4 to 7 rigs, with most of the drilling focused at Dark Star, Jasperoid Wash and Dixie.  Drilling will also focus on new targets between Pinion and Dark Star that were identified from two recently completed seismic lines.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “We opened a new chapter of exploration on the Carlin Trend with our Dark Star discovery leading to the recognition of the importance of Pennsylvanian-Permian carbonate host rock.  Our initial drill tests of these rocks at the Jasperoid Wash and Dixie targets are very encouraging in that we have intersected shallow, Dark Star-like gold zones that remain open.  The Jasperoid Wash and Dixie targets are located within the 20,941 gross acres (85 square kilometers) recently acquired by Gold Standard to the south of the Dark Star and Pinion deposits.  We continue to drill these targets, as well as identify new untested targets, as we progress through this new chapter of exploration for Pennsylvanian-Permian hosted gold deposits on the Carlin Trend.”

Dark Star, Dixie and Jasperoid Wash drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS17-01	RC/Core		-90	61.4	No assays > 0.20 g Au/t
DS17-01A	Core		-90	429.7	325.6 – 329.2	3.6	3.39
DS17-02	Core	90	-45	239.6	No assays > 0.20 g Au/t
DS17-03	RC		-90	550.3	38.1 – 39.6	1.5	0.22
DS17-04	RC	270	-70	471.0	234.7 – 257.6	22.9	0.57
DS17-05	Core	90	-60	234.3	42.6 – 43.4	0.8	2.34
					114.9 – 116.1	1.2	0.21
					134.7 – 137.9	3.2	0.35
					142.4 – 144.7	2.3	0.22
					145.9 – 147.4	1.5	0.34
					151.1 – 173.8	22.7	0.54
DS17-06	RC	270	-70	532.0	76.2 – 88.4	12.2	0.45
Including Including					141.7 – 144.8	3.1	0.58
					160.1 – 186.0	25.9	1.51
					163.1 – 172.2	9.1	2.89
					371.9 – 373.4	1.5	0.63
					445.1 – 448.2	3.1	0.43
					452.7 – 495.4	42.7	0.59
					475.6 – 483.2	7.6	1.69
DS17-07	Core	123	-60	188.4	11.1 – 12.3	1.2	0.21
Including					38.1 – 39.6	1.5	0.22
					83.5 – 124.7	41.2	0.56
					90.8 – 108.2	17.4	0.91
DS17-08	RC	90	-80	385.7	128.0 – 131.1	3.1	0.22
					155.5 – 157.0	1.5	0.24
					208.8 – 234.7	25.9	0.32
					239.3 – 251.5	12.2	0.31
					265.2 – 271.3	6.1	0.29
					318.5 – 321.6	3.1	0.23
					326.2 – 333.8	7.6	0.26
					338.4 – 350.6	12.2	0.55

DS17-09	Core	90	-55	293.6	32.0 – 34.1	2.1	0.26
Including					50.9 – 52.7	1.8	0.28
					55.8 – 56.7	0.9	0.21
					72.5 – 83.2	10.7	0.24
					86.2 – 109.1	22.9	0.34
					112.0 – 120.1	8.1	0.28
					130.6 – 144.2	13.6	0.26
					148.1 – 195.7	47.6	0.67
					191.1 – 194.2	3.1	3.04
DS17-10	RC		-90	453.0	207.3 – 211.9	4.6	0.28
Including Including Including					250.0 – 279.0	29.0	0.76
					259.1 – 266.7	7.6	1.28
					285.1 – 306.4	21.3	1.01
					288.1 – 291.2	3.1	2.48
					301.8 – 304.9	3.1	2.85
					311.9 – 314.0	3.1	0.44
DS17-11	RC		-90	544.2	No assays > 0.20 g Au/t
DS17-12	RC	90	-45	708.8	No assays > 0.20 g Au/t
DS17-13	RC		-90	364.3	No assays > 0.20 g Au/t
DS17-14	RC	90	-62	364.3	79.2 – 89.9	10.7	0.24
Including					106.7 – 108.2	1.5	0.23
					114.3 – 126.5	12.2	0.24
					137.2 – 163.1	25.9	0.88
					150.9 – 161.6	10.7	1.44
DS17-15	RC	90	-75	806.4	No assays > 0.20 g Au/t
DS17-16	RC	0	-45	484.8	No assays > 0.20 g Au/t

DX17-01	Core	270	-50	445.7	64.6 – 67.0	2.4	0.20
Including					107.0 – 111.6	4.6	0.29
					123.0 – 127.4	4.4	0.57
					147.6 – 173.5	25.9	0.76
					160.9 – 165.8	4.9	1.32
DX17-02	RC	270	-50	446.6	205.8 – 211.9	6.1	0.23
					228.7 – 237.8	9.1	0.45
DX17-03	RC	270	-45	574.7	112.8 – 158.5	45.7	0.75
Including					143.3 – 150.9	7.6	1.32
					164.6 – 173.7	9.1	0.43
DX17-04	RC		-90	428.2	312.5 – 314.0	1.5	0.24
					346.0 – 355.1	9.1	0.23
DX17-05	RC	270	-55	387.1	117.4 – 132.6	15.2	0.21
					169.2 – 172.3	3.1	0.30
					189.0 – 196.6	7.6	0.39
					309.4 – 314.0	4.6	0.34
DX17-06	RC	270	-55	227.1	61.0 – 62.5	1.5	0.39
					67.1 – 111.3	44.2	0.48

JW17-01	Core	090	-50	397.2	16.2 – 17.7	1.5	0.19
Including Also Including					26.2 – 129.9	103.7	0.56
					60.7 – 68.3	7.6	1.32
					60.7 – 91.2	30.5	0.93
					133.7 – 139.6	5.9	0.25
					144.7 – 149.1	4.4	0.25
					220.7 – 223.8	3.1	0.26
					228.4 – 232.3	3.9	0.24

* Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff (Dark Star and Dixie) or a 0.14 g Au/t cutoff (Jasperoid Wash).  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining material retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample.  The core and RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.

The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 723,500 ounces of gold, using a cut-off grade of 0.2 g Au/t.

The North Bullion deposit, 7 km to the north of Pinion, has a NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com